

May 2, 2007

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- Science and Technology Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Florida Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

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High Income Municipal Bond Fund

I Class Ticker: SHMIX
U Class Ticker: SHIUX

Fund Type: High Income Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of March 31, 2007

	Three Month*	Since Inception**
Sit High Income Municipal Bond Fund	**0.90%**	**0.90%**
Lehman Municipal Bond Index	0.80	0.80

*Not Annualized; **Inception Date of 12/31/06.


Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
1.5%
1.0%
0.5%
0.0%
Three Month
Since Inception

Total Return by Calendar Year
as of March 31, 2007

	2007
Sit U.S. Government Securities Fund	**0.90%**
Lehman Intermediate Government Bond Index	0.80


Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
1.5%
1.0%
0.5%
0.0%
2007

Growth of $10,000
as of March 31, 2007


Sit High Income Municipal Bond Fund
Lehman Municipal Bond Index
$10,150
$10,100
$10,050
$10,000
$9,950
12/31/2006
3/31/2007

The sum of $10,000 invested at inception (12/31/06) and held until 3/31/07 would have grown to $10,090 in the Fund or $10,080 in the Lehman Municipal Bond Index assuming reinvestment of all dividends and capital gains.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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